CUSIP No. 16949H102	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ChinaNet Online Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

16949H102
(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 16949H102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS

RISE KING INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
	7	SOLE VOTING POWER

		42.9%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		42.9%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 16949H102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS

HANDONG CHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		42.9%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 16949H102	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS

XUANFU LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		42.9%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 16949H102	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS

SUN LI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-0-
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 16949H102	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS

ZHANG ZHIGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		42.9%
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,434,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 16949H102	Page 7 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Original Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on July 9, 2009. This Amendment, together with the Original Schedule 13D, is hereby referred to as the “Schedule 13D.” As described in more detail in Item 5 below, as of March 30, 2011, Ms. Sun Li transferred her beneficial ownership interest in ChinaNet Online Holdings, Inc. to Mr. Zhige Zhang.  Accordingly, Ms. Sun Li ceased to be a beneficial owner of more than five percent of common stock of the Issuer as of March 30, 2011.  In addition, pursuant to the exercise of certain rights to purchase securities of Rise King Investments Limited (“Rise King”), as described in more detail in Item 5 below, the Entrustment Agreement, dated June 5, 2009 (the “Entrustment Agreement”), by and between Rise King and Handong Cheng, Xuanfu Liu and Sun Li, pursuant to which Rise King delegated to Mssrs. Cheng and Liu and Ms. Li its direct and indirect rights as a stockholder of China Net and its subsidiaries (the “Covered Companies”), including the direct or indirect right to vote any equity interest in the Covered Companies, or to designate the management of such companies, is of no further force or effect and was terminated on March 30, 2011.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 2.	Identity and Background.

(a), (f)        This Schedule 13D is filed by (i) Rise King Investments Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Rise King”); (ii) Handong Cheng, a citizen of the People’s Republic of China, (iii) Xuanfu Liu, a citizen of the People’s Republic of China, (iv) Sun Li, a citizen of the People’s Republic of China and (v) Zhige Zhang, a citizen of the People’s Republic of China (collectively, the “Reporting Persons”).

(b)       The business address of Rise King is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.  The business address of each of Mr. Cheng, Mr. Liu, Ms. Li and Mr. Zhang is China Net Online Media Group Limited (“China Net”), No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu, Tuspark, Haidian District, Beijing, People’s Republic of China.

(c)       Rise King is in the business of acting as an investment holding company.  The principal occupation of Mr. Cheng is President and Chief Executive Officer of ChinaNet Online Holdings, Inc.  Mr. Liu is currently unemployed. The principal occupation of Ms. Li is acting as a business account manager of China Net Online Holdings, Inc.  The principal occupation of Mr. Zhang is Chief Financial Officer of ChinaNet Online Holdings, Inc.  Messrs. Cheng and Liu and Ms. Li are also the directors of Rise King.

Item 5.	Interest in Securities of the Company.

(a)       Rise King beneficially owns an aggregate of 7,434,940 shares of Common Stock, representing approximately 42.9% of the total issued and outstanding shares of Common Stock (based on 17,328,236 shares of Common Stock issued and outstanding as of March 30, 2011, as reported on ChinaNet Online Holdings, Inc.’s Annual Report on Form 10-K for the period ended December 31, 2010) (the “Subject Shares”).  On April 28, 2009, each of Mssrs. Cheng and Liu and Ms. Li entered into Share Transfer Agreements with Mr. Yang Li, the sole shareholder of Rise King (the “Share Transfer Agreements”).  In entering into the Share Transfer Agreement, Ms. Li was acting as the nominee of Mr. Zhige Zhang, the chief financial officer of ChinaNet Online Holdings, Inc.  Pursuant to the terms of the Share Transfer Agreements, Mr. Li granted to each of Mssrs. Cheng, Liu and Ms. Li a right to purchase, subject to certain conditions, 46%, 36% and 18% of the outstanding stock of Rise King, respectively.  On March 30, 2011, pursuant to the terms of the Share Transfer Agreement, Ms. Li transferred her right to acquire 18% of the shares of Rise King under the Share Transfer Agreement to Mr. Zhang.  On March 30, 2011, each of Mssrs. Cheng, Liu and Zhang (the “PRC Persons”) exercised their right to purchase the outstanding stock of Rise King.  As a result of these transactions, the ownership of Rise King was transferred from Mr. Li to the PRC Persons.

CUSIP No. 16949H102	Page 8 of 9 Pages

(b)           Rise King has sole voting and dispositive power over the Subject Shares.  The PRC Persons may be deemed to share voting power over the shares as a result of their collective ownership of all of the outstanding stock of Rise King.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of April 2, 2011 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Share Transfer Agreement dated as of April 28, 2009 by and between Yang Li and Handong Cheng. (1)

3.	Share Transfer Agreement dated as of April 28, 2009 by and between Yang Li and Xuanfu Liu. (2)

4.	Share Transfer Agreement dated as of April 28, 2009 by and between Yang Li and Sun Li. (3)

5.	Transfer Notice dated as of March 30, 2011 by and between Yang Li and Sun Li.

6.	Termination Agreement dated March 30, 2011 among the Issuer, China Net, Rise King Investments Limited and the other shareholders of China Net signatory thereto.

(1)  Incorporated by reference to Exhibit 10.22 to the Current Report on Form 8-K filed by the Issuer on July 2, 2009.

(2)  Incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K filed by the Issuer on July 2, 2009.

(3)  Incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K filed by the Issuer on July 2, 2009.

CUSIP No. 16949H102	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2011

RISE KING INVESTMENTS LIMITED

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Director

/s/ Handong Cheng
Handong Cheng

/s/ Xuanfu Liu
Xuanfu Liu

/s/ Sun Li
Sun Li

/s/ Zhige Zhang
Zhige Zhang

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of ChinaNet Online Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day of April, 2011.

RISE KING INVESTMENTS LIMITED

By:	/s/ Handong Cheng
Name:	Name: Handong Cheng
Title:	Title: Dierctor

/s/ Handong Cheng
Handong Cheng

/s/ Xuanfu Liu
Xuanfu Liu

/s/ Zhige Zhang
Zhige Zhang